EXHIBIT 99.1

Brookfield Corporation Reports Strong Third Quarter Results

Distributable Earnings Before Realizations Increased by 18% to $5.4 billion or $2.27 Per Share over the Last Twelve Months

Deployable Capital Increases to a Record $178 billion

BROOKFIELD, NEWS, Nov. 13, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended September 30, 2025.

Nick Goodman, President of Brookfield Corporation, said, “Our financial performance in the third quarter was strong, supported by record results in our asset management business, sustained organic growth across our wealth solutions platform, and the resilience of our operating businesses.”

He added, “We continue to successfully execute on our key initiatives, positioning Brookfield for our next phase of growth. Our agreement to acquire the remaining interest in Oaktree, as well as the continued global expansion of our wealth solutions business, mark important milestones in compounding long-term value for our shareholders.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 6% and 18% over the prior periods.

UNAUDITED
For the periods ended September 30	Three Months Ended		Last Twelve Months Ended
(US$ millions, except per share amounts)	2025	2024	2025	2024
Net income of consolidated business[1]	$284	$1,518	$1,655	$4,886
Net income attributable to Brookfield shareholders[2]	219	64	996	908
Distributable earnings before realizations[3]	1,333	1,259	5,385	4,582
– Per Brookfield share[3,4]	0.56	0.53	2.27	1.93
Distributable earnings[3]	1,487	1,325	6,027	5,980
– Per Brookfield share[3,4]	0.63	0.56	2.54	2.52

See endnotes on page 9.

Total consolidated net income was $284 million for the quarter and $1.7 billion for the last twelve months (“LTM”). Distributable earnings before realizations were $1.3 billion ($0.56/share) for the quarter and $5.4 billion ($2.27/share) for the last twelve months.

Our asset management business delivered strong performance, with record fee-related earnings of $754 million, increasing 17% from prior year quarter. This growth was supported by strong fundraising momentum across our flagship and complementary strategies.

Our wealth solutions business achieved another quarter of robust growth, with distributable earnings increasing 15% year-over-year, supported by sustained organic growth and strong investment performance.

Our operating businesses continued to generate resilient and growing cash flows, reflecting the strength and quality of our underlying assets.

During the quarter and LTM, earnings from realizations were $154 million and $642 million, with total DE for the quarter and the LTM of $1.5 billion ($0.63/share) and $6.0 billion ($2.54/share), respectively.

Operating Highlights

Distributable earnings before realizations were $1.3 billion ($0.56/share) for the quarter and $5.4 billion ($2.27/ share) over the last twelve months, representing an increase of 6% and 18% on a per share basis over the prior year periods. Total distributable earnings were $1.5 billion ($0.63/share) for the quarter and $6.0 billion ($2.54/share) over the last twelve months.

Asset Management

  DE was $687 million ($0.29/share) in the quarter and $2.7 billion ($1.14/share) over the LTM.
  Fee-related earnings increased by 17% from the prior year quarter to a record $754 million, supported by fee-bearing capital of $581 billion.
  Total inflows during the quarter were $30 billion, the highest fundraising period in three years, including over $6 billion from our retail and wealth clients.
  We held the final close of our second vintage global transition strategy, bringing total commitments to $20 billion, marking the largest private fund globally dedicated to energy transition, and we also launched the seventh vintage of our flagship private equity fund.
  We recently announced an agreement to acquire the remaining 26% interest in Oaktree. The transaction expands our ownership in Oaktree’s carried interest, fee-related earnings, and balance sheet investments, and further enhances the scale of our global credit platform.

Wealth Solutions

  DE was $420 million ($0.18/share) in the quarter and $1.7 billion ($0.70/share) over the LTM.
  We originated $5 billion of retail and institutional annuity sales during the quarter, increasing insurance assets to $139 billion, with approximately 80% of new annuities written at five years or longer in duration.
  We deployed $4 billion into Brookfield-managed strategies at an average net yield of 9%. Our investment portfolio generated an average yield of 5.7%, maintaining strong spread earnings, and contributing to a 15% return on equity.
  We received shareholder approval for the acquisition of U.K.-based Just Group, expected to close in the first half of 2026, subject to regulatory approvals. Upon closing, the acquisition will increase the group’s total insurance assets to approximately $180 billion.
  We signed our first Japan-based reinsurance agreement with Dai-ichi Frontier Life, a leading Japanese insurance company, further expanding our global presence in a key growth market.

Operating Businesses

  DE was $366 million ($0.15/share) in the quarter and $1.7 billion ($0.72/share) over the LTM.
  Our publicly listed private equity business announced plans to simplify its corporate structure through the conversion into a single-listed corporate entity ("BBU Inc."), aimed to broaden its investor base and enhance trading liquidity.
  Subsequent to quarter end, we announced partnerships to advance next-generation power and AI initiatives, including with the U.S. Government, to expand nuclear capacity through Westinghouse to deliver $80 billion of new nuclear plants in the U.S.—and with Bloom Energy to install up to 1 GW of behind-the-meter power generation to support AI infrastructure globally.
  Operating fundamentals across our real estate portfolio remain strong, with our super core assets maintaining 96% occupancy and our core plus portfolio ending the quarter at 95% occupancy, reflecting continued tenant demand for high-quality assets.

Earnings from the monetization of mature assets were $154 million ($0.07/share) for the quarter and $642 million ($0.27/share) over the LTM.

  Year to date, we have advanced $75 billion of asset sales across the business, including over $35 billion since the second quarter. Substantially all sales were completed at or above our carrying values, monetizing significant value for our clients at attractive returns.
  Monetization activity since the second quarter included $13 billion of real estate assets, $9 billion of infrastructure assets, including the successful IPO of Rockpoint Gas Storage, nearly $8 billion of renewable assets, and $6 billion of other diversified assets across our operating businesses.
  Total accumulated unrealized carried interest was $11.5 billion at quarter end, net of $154 million realized into income in the quarter and $580 million over the LTM. As transaction activity continues to improve, we anticipate realizing significant carried interest into income over the next three years.

We ended the quarter with a record $178 billion of capital available to deploy into new investments.

  We have record deployable capital of $178 billion, which includes $74 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business, as well as $104 billion of uncalled private fund commitments.
  Our balance sheet remains conservatively capitalized, with corporate debt at the Corporation carrying a weighted-average term of 14 years, and today, we have no maturities through the end of 2025.
  Capital markets remain highly supportive of real assets, facilitating a continued pickup in transaction activity. We executed $140 billion of financings so far this year across the franchise, including over $50 billion since the second quarter. A few recent highlights include:
    At the Corporation, we issued $650 million of 10-year senior notes, which was met with strong investor demand underscoring the strength of our credit profile.
    In real estate, we successfully refinanced a $1.9 billion five-year loan for a luxury resort in the Bahamas and completed two New York office financings, each over $1.25 billion, highlighting the continued flow of capital to high-quality assets.
  During the quarter, we returned $180 million of capital to our shareholders via regular dividends and share repurchases. Year-to-date, we repurchased over $950 million of Class A shares in the open market at an average price of $36, which represents a 50% discount to our view of intrinsic value at quarter end of $69.
  During the quarter, we announced a strategic partnership with Figure, further advancing Brookfield’s position at the forefront of integrating artificial intelligence to drive productivity across our real assets and operating businesses.

Regular Dividend Declaration

The Board declared a quarterly dividend for Brookfield Corporation of $0.06 per share, payable on December 31, 2025 to shareholders of record as at the close of business on December 16, 2025. On a post-split basis, the quarterly dividend is consistent with the previous quarter’s dividend. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

CONSOLIDATED BALANCE SHEETS

Unaudited	September 30		December 31
(US$ millions)	2025		2024
Assets
Cash and cash equivalents		$16,682		$15,051
Other financial assets		29,282		25,887
Accounts receivable and other		46,230		40,509
Inventory		9,161		8,458
Equity accounted investments		75,355		68,310
Investment properties		87,985		103,665
Property, plant and equipment		161,630		153,019
Intangible assets		41,151		36,072
Goodwill		42,830		35,730
Deferred income tax assets		4,280		3,723
Total Assets		$514,586		$490,424
Liabilities and Equity
Corporate borrowings		$15,157		$14,232
Accounts payable and other		62,248		60,223
Non-recourse borrowings of managed entities		244,052		220,560
Subsidiary equity obligations		3,763		4,759
Deferred income tax liabilities		26,286		25,267

Equity
Non-controlling interests	$116,423		$119,406
Preferred equity	$4,103		4,103
Common equity	42,554	163,080	41,874	165,383
Total Equity		163,080		165,383
Total Liabilities and Equity		$514,586		$490,424

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited
For the periods ended September 30	Three Months Ended		Nine Months Ended
(US$ millions, except per share amounts)	2025	2024	2025	2024
Revenues	$18,917	$20,623	$54,944	$66,580
Direct costs[1]	(11,941)	(12,934)	(34,317)	(46,222)
Other income and gains	1,028	711	1,646	1,195
Equity accounted income	543	184	1,529	1,695
Interest expense
– Corporate borrowings	(188)	(190)	(555)	(544)
– Non-recourse borrowings
Same-store	(4,320)	(4,142)	(12,330)	(12,092)
Dispositions, net of acquisitions[2]	421	—	905	—
Upfinancings[2]	(227)	—	(748)	—
Corporate costs	(18)	(20)	(56)	(56)
Fair value changes	(736)	(166)	(763)	(761)
Depreciation and amortization	(2,691)	(2,410)	(7,680)	(7,320)
Income tax	(504)	(138)	(1,021)	(723)
Net income	284	1,518	1,554	1,752
Net (income) loss attributable to non-controlling interests	(65)	(1,454)	(990)	(1,543)
Net income attributable to Brookfield shareholders	$219	$64	$564	$209
Net income per share[3]
Diluted	$0.08	$0.01	$0.19	$0.04
Basic	0.08	0.01	0.20	0.04
  Direct costs disclosed above exclude depreciation and amortization expense.
  Interest expense from dispositions, net of acquisitions, and upfinancings completed over the twelve months ended September 30, 2025.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited
For the periods ended September 30	Three Months Ended		Last Twelve Months Ended
(US$ millions)	2025	2024	2025	2024
Asset management	$687	$694	$2,715	$2,600
Wealth solutions	420	364	1,662	1,182
BEP	113	107	446	423
BIP	89	84	351	331
BBU	6	9	26	36
BPG	147	166	853	722
Other	11	(10)	28	(48)
Operating businesses	366	356	1,704	1,464
Corporate costs and other	(140)	(155)	(696)	(664)
Distributable earnings before realizations[1]	1,333	1,259	5,385	4,582
Realized carried interest, net	154	61	580	395
Disposition gains from principal investments	—	5	62	1,003
Distributable earnings[1]	$1,487	$1,325	$6,027	$5,980
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited
For the periods ended September 30	Three Months Ended		Last Twelve Months Ended
(US$ millions)	2025	2024	2025	2024
Net income	$284	$1,518	$1,655	$4,886
Financial statement components not included in DE:
Equity accounted fair value changes and other	812	1,158	3,533	3,328
Fair value changes and other	917	179	2,819	2,516
Depreciation and amortization	2,691	2,410	10,097	9,747
Disposition gains in net income	(1,241)	(430)	(2,505)	(4,999)
Deferred income taxes	(57)	(324)	(396)	(839)
Non-controlling interests in the above items[1]	(2,129)	(3,252)	(9,905)	(10,074)
Less: realized carried interest, net	(154)	(61)	(580)	(395)
Working capital, net	210	61	667	412
Distributable earnings before realizations[2]	1,333	1,259	5,385	4,582
Realized carried interest, net	154	61	580	395
Disposition gains from principal investments	—	5	62	1,003
Distributable earnings[2]	$1,487	$1,325	$6,027	$5,980
  DE is a non-IFRS measure proportionate to the interests of shareholders and therefore excludes items in income attributable to non-controlling interests in non-wholly owned subsidiaries.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

EARNINGS PER SHARE

Unaudited
For the periods ended September 30	Three Months Ended		Last Twelve Months Ended
(millions, except per share amounts)	2025	2024	2025	2024
Net income	$284	$1,518	$1,655	$4,886
Non-controlling interests	(65)	(1,454)	(659)	(3,978)
Net income attributable to shareholders	219	64	996	908
Preferred share dividends[1]	(42)	(43)	(165)	(170)
Net income available to common shareholders	177	21	831	738
Dilutive impact of exchangeable shares of affiliate	3	—	12	11
Net income available to common shareholders including dilutive
impact of exchangeable shares	$180	$21	$843	$749
Weighted average shares[4]	2,244.0	2,262.7	2,251.8	2,280.3
Dilutive effect of conversion of options, escrowed shares[2] and
exchangeable shares of affiliate[3,4]	123.8	48.6	120.3	92.3
Shares and share equivalents[4]	2,367.8	2,311.3	2,372.1	2,372.6
Diluted earnings per share[4]	$0.08	$0.01	$0.36	$0.32
  Excludes dividends paid on perpetual subordinated notes of $3 million (2024 – $3 million) and $10 million (2024 – $10 million) for the three and twelve months ended September 30, 2025, which are recognized within net income attributable to non-controlling interests.
  Dilution of management share option plan and escrowed stock plan measured using treasury stock method.
  Due to its anti-dilutive effect on EPS for the three months ended September 30, 2024, the exchange of BWS Class A shares has been excluded from the diluted EPS calculation.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three and twelve months ended September 30, 2025, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended September 30, 2025, which have been prepared using IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Distributions.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2025 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BIf53911d34bdc4ac38feb0108a74ca3c9. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/ p/tr4o8due. For those unable to participate in the Conference Call, the telephone replay will be archived and available until November 13, 2026. To access this rebroadcast, please visit: https://edge.media-server.com/ mmc/p/tr4o8due.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on IFRS Accounting Standards, as issued by the IASB, unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of profits generated within a private fund after achieving our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from Principal Investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find this measure of value to them.

We may make reference to Operating Funds from Operations (“Operating FFO”). We define Operating FFO as the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis.

We may make reference to Net Operating Income (“NOI”), which refers to our share of the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes

  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9.
  Per share amounts have been adjusted to reflect BN’s three-for-two stock split completed on October 9, 2025.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, our target growth objectives and the impact of acquisitions and dispositions on our business.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.